

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

December 17, 2010

Edward J. Shoen
President and Chairman of the Board
AMERCO
1325 Airmotive Way, Suite 100
Reno, Nevada 89502-3239

   Re: AMERCO
      Amendment No. 1 to
      Form S-3
      Filed December 14, 2010
      File No. 333-169832

      Form 10-K
      Filed June 9, 2010
      File No. 001-11255

Dear Mr. Shoen:

   We have received your response to our prior comment letter to you dated November 29, 2010 and have the following additional comments.

Amended Form S-3 filed December 14, 2010

1. We note your response to comment four of our letter dated November 4, 2010. Please remove the second to last paragraph of the opinion. Such qualifications are inappropriate.

   You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 if you have questions regarding these comments.

             Sincerely,

             Justin Dobbie
             Special Counsel

cc: Gregory R. Hall, Esq.
    Fax: (480) 606-5528